Exhibit 12.1

CERTEGY INC.

RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands, except ratio data)

	For the year ended December 31,
	1999		2000		2001		2002		2003
Earnings:
Income before income taxes (1)	$128,901		$146,071		$143,352		$145,948		$148,789
Add:
Interest expense	901		1,301		7,200		7,120		7,950
Other adjustments	5,323		5,603		5,080		4,564		4,662

Total earnings	$135,125		$152,975		$155,632		$157,632		$161,401

Fixed charges:
Interest expense	$901		$1,301		$7,200		$7,120		$7,950
Other adjustments	5,323		5,603		5,080		4,564		4,662

Total fixed charges	$6,224		$6,904		$12,280		$11,684		$12,612

Ratio of earnings to fixed charges	21.71	x	22.16	x	12.67	x	13.49	x	12.80	x

(1)	Income before income taxes and cumulative effect of a change in accounting principle, but including minority interests.

For the purposes of calculating the ratio of earnings to fixed charges, fixed charges consist of interest on indebtedness, amortization of deferred financing costs, and an estimated amount of rental expense that is deemed to be representative of the interest factor.